

Mail Stop 4631

June 1, 2010

Via U.S. Mail

John J. Bulfin, Esq.
Senior Vice President, General Counsel
and Secretary
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd St
Boca Raton, FL 33487-8242

> **RE:** **The GEO Group, Inc.**
> **Form S-4 filed May 5, 2010**
> **File No. 333-166525**

Dear Mr. Bulfin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Your disclosure indicates that Cornell shareholders owning approximately 18.4% of Cornell's outstanding shares have entered into voting agreements to vote all shares of Cornell in favor of the merger and that these parties executed irrevocable proxies to vote their shares in favor of the merger. Please consider

Interpretation 239.13 of the Division's Securities Act Sections Compliance and Disclosure Interpretations and explain why you believe it is appropriate to register the issuance of such shares on this Form S-4 at this time. We will permit the registration of offer and sales of an acquiror's securities where lock-up agreements have been signed under limited circumstances, one of which requires that the lock-ups involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired. In this regard, it is not clear whether the North Star Partners entities were, at the time the parties executed the voting agreement, eligible participants. Annex 1 to the Voting Agreement, filed as Exhibit 10.43 to GEO's Form 8-K filed on April 20, 2010, indicates that the North Star Partners Entities beneficially owned less than 5% of Cornell outstanding securities. Please advise.

2. We note that each share of GEO Group common stock carries with it one preferred share purchase right. Please note that Geo Group is required to register the offer and sale of rights issued under an existing shareholder rights plan when it files a new registration statement under the Securities Act for the common stock to which the rights relate. See Question 116.16 in the Securities Act Forms section of the Division of Corporation Finance's "Compliance and Disclosure Interpretations" that are available on the Commission's website at http://www.sec.gov. In addition, counsel must provide an opinion on the preferred share rights that are required to be covered by the registration statement. See Item 601(b)(5) of Regulation S-K. Please revise.

3. Please provide in the forepart of your prospectus a brief statement comparing the percentage of outstanding shares entitled to vote held by GEO's and Cornell's directors, executive officers, and affiliates. See Item 3(h) of Form S-4.

4. Please provide us with all analyses, reports, representations, and similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. In addition, please provide us with a copy of each engagement letter.

5. Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule. You may wish to use brackets to indicate information that is subject to change prior to effectiveness.

6. Please provide us with copies of the election form and letter of transmittal that is being sent to Cornell stockholders along with the joint proxy statement/prospectus.

7. Please update the financial statements and corresponding financial information included and incorporated by reference to comply with Rule 3-12 of Regulation

S-X. This should include the pro forma financial information provided pursuant to Rule 11-02(c) of Regulation S-X.

8. Please provide the equivalent pro forma per share information required by Item 3(f) of Part I.A. of the Form S-4.

Inside Front Cover Page

9. Please clearly state that to obtain timely delivery, security holders must request the information incorporated by reference into your Form S-4 no later than five days before the date they must make their investment decision. See Item 2(2) of Form S-4.

Summary, page 1

The Merger, page 1

Merger Consideration, page 2

10. We note if cash elections are made such that the aggregate cash consideration would exceed $100.0 million, then GEO may elect, in its sole discretion, to pay such excess amount in shares of GEO common stock or in cash. Please identify the objective standards that GEO may consider in determining to pay the excess consideration in stock or cash.

11. To the extent certain shareholders have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist Cornell shareholders in mitigating the uncertainty associated with contingent nature of the merger consideration.

Interests of GEO and Cornell Executive Officers and Directors in the Merger, page 5

12. Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of both companies will receive or have received as a result of this transaction. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests. Consider whether a tabular presentation might be helpful.

Material United States Federal Income Tax Consequences, page 5

13. Since it is a condition to the completion of the merger that each party shall have received an opinion from their respective counsel that the transaction will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, please

disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered. Are we correct in presuming that you will also provide executed opinions of counsel as Exhibits 8.1 and 8.2, prior to the desired effective date?

14. Revise to remove the word "generally" wherever it appears. Use of the term may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Recent Developments, page 17

Litigation Relating to the Merger, page 17

15. Please describe to us supplementally the factual basis alleged to underlie the complaint filed by Cornell Companies' shareholder.

The Merger, page 26

Background of the Merger, page 27

16. We note your disclosure on page 29 that no other potential strategic acquirers had any interest in holding substantive discussions with Cornell as of April 5, 2010. Please elaborate on all other strategic alternatives, including any non-acquisition strategies, considered by Cornell's board of directors beginning in July 2009, and provide its reasons for not pursuing such other alternatives.

17. Please explain GEO's rationale for offering and Cornell's rationale for agreeing to a combination of cash and shares of common stock as consideration in the merger transaction.

GEO Reasons for the Merger and the Recommendation of GEO's Board of Directors Relating to the Merger, page 32

18. Please indicate whether GEO or Barclays Capital and/or BofA Merrill Lynch recommended the consideration to be offered by GEO to Cornell's shareholders. See Item 1015(b)(5) of Regulation M-A and Item 4(b) of Form S-4.

Integration Considerations, page 33

19. We note your disclosure that GEO's board of directors also considered a variety of risks and other factors. Please describe in greater detail these risks and other factors.

Opinion of GEO's Financial Advisors, page 33

20. Please describe GEO's method of selecting Barclays Capital and BofA Merrill Lynch as its financial advisors. See Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

Summary of Barclays Capital's Opinion, page 34

21. Please supplementally provide us with copies of the financial and operating information provided to Barclays Capital by GEO with respect to GEO's business and by GEO and Cornell with respect to Cornell's business.

Summary of BofA Merrill Lynch's Opinion, page 36

22. Please supplementally provide us with copies of the internal financial and operating information provided to BofA Merrill Lynch by GEO's management with respect to the business, operations, and prospects of GEO and by Cornell's management with respect to the business, operations, and prospects of Cornell. Please also supply us with copies of GEO's alternative version of the Cornell forecasts that GEO furnished to BofA Merrill Lynch.

Barclays Capital Financial Analyses, page 39

Cornell Selected Company Analysis, page 39

23. Please describe how Barclay Capital selected the comparable companies that it considered in its financial analysis.

Cornell Selected Transactions Analysis, page 40

24. Please explain whether any comparable transactions were excluded from Barclay Capital's analysis and, if so, the reasons for its exclusion of such transactions.

Cornell Discounted Cash Flow Analysis, page 41

25. Please explain how Barclays Capital determined the range of terminal value multiples and discount rates inputted into its discounted cash flow analysis.

BofA Merrill Lynch Financial Analyses, page 41

26. Please describe how BofA Merrill Lynch selected the comparable companies that it considered in its financial analysis.

Cornell Discounted Cash Flow Analysis, page 43

27. Please explain how BofA Merrill Lynch determined the range of terminal value
    multiples and discount rates inputted into its discounted cash flow analysis.

Cornell Reasons for the Merger and the Recommendation of the Cornell Board of
Directors, page 45

28. We note that GEO sought to enter into a business combination transaction with
    Cornell in prior years but that the two companies never entered into any definitive
    agreements. As such, please explain the reasons why Cornell's board of directors
    determined that a merger with GEO was advisable at this time.

Opinion of Cornell's Financial Advisor, page 48

29. Please supplementally provide us with copies of the internal information provided
    by Cornell to Moelis & Company relating to Cornell's past and current business.
    Please also supply us with copies of the internal information provided by GEO to
    Moelis & Company.

Cornell Analyses, page 50

Comparable Public Companies Analysis, page 51

30. Please describe how Cornell selected the comparable companies that it considered
    in its financial analysis.

Discounted Cash Flow Analysis, page 52

31. Please explain how Moelis & Company determined the multiples and discount
    rates inputted into its discounted cash flow analysis.

Other Information, page 53

32. Please describe Cornell's method of selecting Moelis & Company as its financial
    advisors. See Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

Material Federal Income Tax Consequences of the Merger, page 58

33. We note that you intend to obtain and file a tax opinion regarding the material
    U.S. federal income tax consequences resulting from the transaction. Because it
    appears that you intend the tax discussion section to set forth counsel's opinion
    and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:

- revise the discussion under the "Material Federal Income Tax Consequences of the Merger" to clearly state that the discussion and each of the conclusions are the opinion of counsel;

- ensure that counsel presents its full opinion under the "Material Federal Income Tax Consequences of the Merger" and clearly identify each matter upon which counsel is opining.

Consequences if the Merger is a Taxable Transaction, page 61

34. We note the disclosure under this heading. Please disclose the reasons for your uncertainty regarding whether or not the merger will constitute a taxable transaction for U.S. federal income tax purposes or, in the alternative, remove any language that suggests uncertainty in counsel's opinion.

Representations and Warranties, page 69

35. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as this are consistent with your disclosure obligations or amend your disclosure as appropriate. We would not to a statement that the merger agreement should not be relied upon as disclosure about GEO or Cornell without consideration to the entirety of public disclosure by these parties as set forth in all of their respective public reports.

Comparison of Stockholder Rights, page 93

36. For ease of comparison, please provide GEO's authorized capital information under the "GEO Shareholder Rights" column.

Unaudited Pro Forma Condensed Combined Financial Statements, page 101

Unaudited Pro Forma Condensed Combined Balance Sheets, page 103

37. Please present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet

Unaudited Pro Forma Condensed Combined Statements of Income, page 104

38. Given the nonrecurring charges identified in note (I), please revise your pro forma statement of income to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transaction as the last line item on the statement. Refer to Rule 11-02(b)(5) of Regulation S-X.

Note 3. Preliminary Estimated Acquisition Consideration, page 105

39. We note that the table which shows the preliminary estimated acquisition
consideration is based on Cornell's estimated shares of common stock and equity
awards outstanding as of April 29, 2010. We have the following comments in this
regard:
   - Separately quantify the number of shares of common stock and the number of
     outstanding equity awards.

   - Disclose what consideration you gave to ASC 718 in accounting for the
     exchange of any equity awards, including whether the replacement awards
     should be accounted for as part of the purchase price, compensation, or a
     combination of both.

   - Disclose whether or not the original awards were vested and whether any new
     awards will or will not be vested, if applicable.

   - Disclose how you will account for any new awards subsequent to the
     acquisition. Refer to ASC 805-30-30-9 through 13.

40. Please expand your table to more clearly show how you arrived at the total
estimated acquisition consideration by presenting the calculations used to arrive at
the cash consideration amount as well as the stock consideration amount.

41. The share price used to calculate the estimated cash payout was based on the
closing price of GEO's common stock on April 29, 2010 which was $21.59.
Please provide a sensitivity analysis based on the possible changes in the closing
price of your common stock if the range of possible outcomes could have a
material impact on the amount of goodwill to be recorded.

42. Please discuss the extent to which the total purchase price consideration could
increase and the events or circumstances that would result in the amount
increasing. Please also disclose the maximum amount of any additional potential
payments, if applicable.

Note 5. Preliminary Pro Forma and Acquisition Accounting Adjustments, page 107

43. Please disclose the nature and terms of any contractual agreements, including
management, cost sharing, or service agreements, which will be in place
subsequent to the acquisition. Please give pro forma effect to these arrangements
in your pro forma financial statements, if applicable.

44. Your pro forma financial statements assume that 20% of the shares of Cornell
common stock will be exchanged for cash. For note (A), if true, please clarify in
your note that cash and cash equivalents would decrease by the cash consideration

amount of $85.3 as disclosed in Note 3. This decrease will be entirely offset by additional debt which you will incur to pay this cash consideration amount.

45. Please expand note (B) to clearly show the total purchase price and how this purchase price was allocated to each balance sheet line item. You should show the specific tangible and intangible assets and liabilities the purchase price has been allocated to. You should also clearly disclose the methodology used to determine the estimated fair value of the assets and liabilities, including any significant estimates and assumptions used.

46. Please help us understand why there does not appear to be a fair value adjustment to the property and equipment of Cornell to arrive at the preliminary acquisition-date fair value pursuant to ASC 805-20-30-1. If you have yet to determine the fair value adjustment, disclose this fact and provide a sensitivity analysis as to how such adjustments might impact depreciation expense.

47. Note (D) indicates that the $26.6 million adjustment to accounts payable, accrued expenses and accrued payroll includes estimated non-recurring transaction expenses, including $7.6 million of automatic change in control payments relative to certain executive employee agreements. Please address why the $19 million pro forma retained earnings adjustment discussed in note (I) does not include the $7.6 million change in automatic change in control payments.

48. Please expand your disclosures to show how you arrived at the amount of the adjustment in note (E). This note should include a discussion of any significant assumptions and estimates used to arrive at this amount.

49. In regards to your intent to finance additional borrowings for the acquisition under the accordion feature of your senior credit facility, the disclosures beginning on page 12 of your Form 10-Q for the period ended March 31, 2010 indicate that there may be specific purposes for which the credit facility can only be used. In addition, the senior credit facility contains certain customary representations and warranties, and certain customary covenants that restrict your ability to be party to certain transactions. Please confirm that there are no restrictions which may prevent you from being able to use this facility for this purpose.

50. Note (F) indicates that the $85.3 million pro forma adjustment to long-term debt reflects the cash payoff of $85.3 million (financed from additional borrowings under the accordion feature of GEO's Senior Credit facility). Please clarify how the additional items set forth in this note, including the $70 million repayment of Cornell's revolver, the intention to redeem GEO's 10¾ Senior Notes for $112 million and GEO's expectation to fund these payments under its Senior Credit Facility and supplemental borrowings under the $150 million committed financing under the according feature of GEO's Senior Credit Facility are presented in your pro forma balance sheet.

51. It appears that the note (L) contains multiple components. Please separately present and discuss each component in the note. Please show precisely how you arrived at each component amount. You should disclose the specific asset categories the adjustment relates to and the corresponding useful lives. Please advise how you determined that all intangible assets should have an estimated useful life of 7 years. Refer to ASC 350-30-35-1 through 5.

52. It appears that note (M) contains multiple components. Please separately present and discuss each component in the note. Please show precisely how you arrived at each component amount, including the principal debt amount and the corresponding interest rate. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) as well as the effect on income of a 1/8 percent variance in interest rates. Refer to Rule 11-02(b)(8) of Regulation S-X.

53. For note (O), please provide a clear reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in the note to the pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures in note (vii) on page 109.

Note 6. Selected Financial Statement Balances – All-Stock Scenario, page 108

54. Please show the calculation used to arrive at the value of the total all-stock consideration purchase price in the note. This should include how you determined the total number of shares to be issued, the stock price used in determining the amount, and the date as of which these assumptions were based.

55. The $50.6 million pro forma adjustment to Total liabilities for the all-stock scenario is cross-referenced to note (ii). Note (ii) however refers to the $85.3 million reduction to pro forma Total liabilities that would not be necessary in the all-stock scenario. Please revise to clarify.

56. The pro forma adjustments to common stock and additional paid in capital that are cross-referenced to notes (iii) and (iv) appears to be include both the issuance of GEO's common stock and the elimination of Cornell's common stock and additional paid in capital. Please separately present and discuss each component in the note.

57. Provide a discussion of the $151.2 million pro forma adjustment to Total shareholders' equity attributable to the GEO Group Inc. and Total shareholders' equity.

58. Based on your description of adjustment (v), it is not clear how you arrived at a pro forma adjustment of $3.9 million. Please clearly reconcile between the adjustment amount reflected on the pro forma statement of income on page 104 and this adjustment amount of $3.9 million under an all-stock scenario.

Item 21. Exhibits and Financial Statement Schedules, page II-2

59. Please furnish as exhibits all reports, opinions, and appraisals discussed in your prospectus as required by Item 21(c) of Form S-4.

Form 10-K for the Fiscal Year Ended January 3, 2010

60. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings, if applicable.

Facility Design, Construction and Finance, page 8

61. We note your table which sets forth your current expansion and development projects at January 3, 2010. Based on notes (1) and (3), you currently do not have a customer for your North Lake Correctional Facility and your Aurora ICE Processing Center. Until you have a customer, your Customer column should be revised to better clarify this fact.

Note 1. Summary of Business Operations and Significant Accounting Policies, page 72
General

62. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- How you weight each of the methods used to value goodwill, including the basis for that weighting;

- How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

- To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

    o Identify the reporting unit;

    o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

    o The amount of goodwill;

    o A description of the assumptions that drive the estimated fair value;

    o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

    o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

63. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. We note that this information may be best disclosed within your critical accounting policy section of your filing. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Noncontrolling interest in Subsidiary, page 75

64. Expand your disclosure to clarify where you have included the income attributable to the noncontrolling interest in your Consolidated Statements of Income.

Revenue Recognition, page 76

65. You indicate that certain of your contracts have provisions upon which a portion of the revenue is based on the performance of certain targets. Please expand your disclosures to clarify the nature of those targets and provide better insight into

your revenue recognition policy for these contracts. Specifically, clarify how and when you determine that amounts are fixed and determinable as well as what you mean by "the time period over which the conditions have been satisfied has lapsed."

Note 2. Business Acquisition, page 83

66. Please provide all of the required disclosures related to business combinations required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.

Note 4. Discontinued Operations, page 86

67. The termination of any of your management contracts by expiration or otherwise, may result in the classification of the operating results of such management contract, net of taxes, as a discontinued operation. You present such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as you do not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. On page 100, you disclose various contract terminations which do not appear to be reflected in discontinued operations. Please further clarify your disclosures to address how you determined that these terminations should not be reflected in discontinued operations.

Note 18. Income Taxes, page 108

68. During the fourth fiscal quarter of 2009, the IRS completed its examination of your U.S. federal income tax returns for the years 2002 through 2005. Following the examination, the IRS notified you that it proposes to disallow a deduction that you realized during the 2005 tax year. Please expand your disclosures to address your consideration of this IRS notification in determining the appropriate accounting for this tax position. Refer to ASC 740-10-25-5 through 17.

Note 20. Condensed Consolidating Financial Information, 114

69. Please revise your disclosures to clarify, if true, that your guarantor subsidiaries are 100% owned. In this regard, please note the definition of wholly-owned as set forth in Rule 1-02(aa) of Regulation S-X. If your guarantor subsidiaries are not 100% owned, tell us how you comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X.

Item 15. Exhibits, and Financial Statement Schedules, page 125

Exhibits 31.1 and 31.2

70. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the language in paragraphs 4(d) and 5(b).

71. It appears that you have omitted the schedules and exhibits referenced in your Third Amended and Restated Credit Agreement dated January 24, 2007. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed March 24, 2010

Board Leadership Structure, page 15

72. In future filings, please disclose the effect on the board's leadership structure of the board's role in performing its risk oversight function. See Item 407(h) of Regulation S-K.

Executive Compensation – Compensation Discussion & Analysis, page 19

73. We note your disclosure on page 20 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

74. With respect to the annual cash and long-term equity incentive programs, please revise to include a detailed analytical discussion of the actual payouts awarded to each of the named executive officers. For the annual cash incentive program, describe how you used the achievement of the applicable performance objectives to derive actual payouts and discuss in reasonably complete detail how the committee determined payouts for the portion of the program that comprises a discretionary payout. For your equity compensation awards, describe how the committee determined that the awards were appropriate in light of the factors it considered.

75. We note that your compensation committee uses peer group data to help it guide your compensation policy and procedure. Please discuss in more detail how the committee's use of peer group data influences its compensation decisions, including whether it engages in benchmarking. If so, please discuss where it targets your executives' compensation relative to the peer group data you collect, and indicate where actual compensation fell with respect to that target. See Item 402(b)(2)(xiv) of Regulation S-K.

Form 8-K Filed May 11, 2010

76. You believe that pro forma income from continuing operations, Adjusted
    EBITDA, and Adjusted Free Cash Flow are important operating measures that
    supplement the discussion and analysis of your financial results derived in
    accordance with GAAP. Please expand your disclosures to separately address
    why you believe the presentation of each of these measures provides useful
    information to investors. Please also disclose any additional purposes for which
    you use each of these non-GAAP financial measures. Refer to Instruction 2 of
    Item 2.02 of the Form 8-K and Item 10(e)(1)(i)(d) and (e) of Regulation S-K.

77. Given your reconciliation of Adjusted Free Cash Flow to Income from
    Continuing Operations, it appears that you view Adjusted Free Cash Flow to be a
    performance measure. Given that "free cash flow" is widely understood to be a
    liquidity measure, there is a concern that investors may not fully understand your
    basis for characterizing "adjusted free cash flow" as a performance measure.
    Also, the use of the words "cash flow" in the measure's title is confusingly similar
    to the GAAP financial measures included in the Statements of Cash Flows. If you
    maintain that "Adjusted Free Cash Flow" is indeed not a liquidity measure, then
    please prospectively change the title of this measure to delete the words "cash
    flow." Alternatively, if you conclude that this measure is useful as a liquidity
    measure, then the presentation should be revised to include the GAAP operating,
    investing and financing cash flow amounts, and to delete the "Adjusted Free Cash
    Flow Per Diluted Share" disclosure. See the corresponding guidance in C&DI
    sections 102.05-.07 available at
    http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Stephen Roddenberry, Esq. (via facsimile)
        Akerman Senterfitt